UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2026

Commission File Number: 001-38851

X3 HOLDINGS CO., LTD.

(Translation of Registrant’s name into English)

Suite 412, Tower A, Tai Seng Exchange

One Tai Seng Avenue

Singapore 536464

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

Departure and Appointment of Directors or Certain Officers

Resignations of Mr. Ee Fong Voon and Mr. Philip Tao Qiu

On February 12, 2026, Mr. Ee Fong Voon and Mr. Philip Tao Qiu notified the Board (the “Board”) of Directors (the “Director(s)”) of X3 Holdings Co., Ltd. (the “Company”) of his resignation as his resignation as an executive Director and a co-chief executive officer of the Company and an independent Director, a chairman of the compensation committee (the “Compensation Committee”) of the Board and a member of the nominating committee (the “Nominating Committee”) and the audit committee (the “Audit Committee”) of the Board, respectively, effective as of February 12, 2026. Mr. Voon and Mr. Qiu have advised that their resignation were due to their personal reasons and not a result of any disagreement with the Company on any matter related to the operations, policies, or practices of the Company.

Appointments of Ms. Yuxia Xu and Mr. Haoqing Su

To fill in the vacancy created by the resignations of Mr. Voon and Mr. Qiu, respectively, the Board appointed Ms. Yuxia Xu and Mr. Haoqing Su to serve as an executive Director and an independent Director, a chairman of the Compensation Committee and a member of the Nominating Committee and the Audit Committee, respectively, with effect on and from February 13, 2026. The biographical details of Ms. Xu and Mr. Su are as follows:

Ms. Yuxia Xu is the chief financial officer and chief operating officer of the Company, with effect from May 1, 2022, and previously served as an executive Director from October 28, 2022 to April 30, 2025. Ms. Xu is a seasoned and proven professional in the fields of capital markets, accounting management, information technology and management consulting. She had served as a Senior Consultant to the Company since 2017 and had previously held various management and operations positions, including: chief operating officer at Fanz Corporation, an entertainment technology company; managing director at Cmark Capital, a financial services and investment firm; vice president at Ntechnology, a software provider and senior software engineer at Goldenspider, an accounting software company. Ms. Xu holds a Master of Science in Applied Mathematics from Dalian University of Technology.

Mr. Haoqing Su cofounded and served in various executive and operations positions in several internationally based companies in international trade of auto parts, manufacturing of textile products, consumer food and beverage service, and investment consulting and management. He is an avid investor and collector of antique collectibles and has a vast collection of antique bronze and jade, ancient porcelain and coins, traditional paintings and other antique collectibles. He holds a Bachelor degree in Physical Education from Guangzhou Sport University.

The Board has determined that Mr. Su is an “independent” director under the Nasdaq Stock Market rules.

There are no arrangements or understandings between Ms. Xu, Mr. Su and any other persons pursuant to which he was elected as Director. Ms. Xu and Mr. Su does not have any family relationships with any of the Company’s directors or executive officers. There are no transactions and no proposed transactions between Ms. Xu, Mr. Xu and the Company that would be required to be disclosed pursuant to Item 404(a) of Regulation S-K.

SIGNATURE

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: February 13, 2026

X3 HOLDINGS CO., LTD.

By:	/s/ Stewart Lor
Stewart Lor
Chief Executive Officer

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